[Letterhead of Red Man Pipe and Supply Company Appears Here]


                        October 1, 1998

Securities and Exchange Commission
Department of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:     Patrick D. Grosso

     Re:  Red Man Pipe & Supply Co.
          Registration Statement on Form S-1 (File No. 333-43205)
          Application for Withdrawal of Registration Statement.
                    _______________________________________________________

Ladies and Gentlemen:

     Red Man Pipe & Supply Co. ("Red Man"), an Oklahoma corporation, hereby files this Application for Withdrawal of Registration Statement (this "Application") with respect to its Registration Statement on Form S-1 (File No. 333-43205) (the "Registration Statement"), which was originally filed with the Securities and Exchange Commission (the "Commission") on December 24, 1997. The Registration Statement has not yet been declared effective by the Commission.

     The Registration Statement relates to the registration of shares of common stock to be issued in connection with Red Man's proposed initial pubic offering. Red Man is filing this Application because it no longer intends to publicly offer the shares of common stock covered by the Registration Statement. Red Man has not sold any securities covered by the Registration Statement. In light of the foregoing, Red Man hereby requests the Commission to consent to such withdrawal pursuant to Rule 477(b) under the Securities Act of 1933 and to issue an order granting such withdrawal pursuant to Rule 477(c) under the Securities Act.

     If you should have any questions or need anything further, please contact the undersigned at your earliest convenience at
(918)250-8541. Pursuant to the Rules and Regulations promulgated under the Securities Act, Red Man has caused this Application to be signed on its behalf by the undersigned duly authorized officer.

                              RED MAN PIPE & SUPPLY CO.


                              By:   /s/ L. Craig Ketchum
                                 ________________________________
                                   L. Craig Ketchum, President


     cc:  C. Raymond Patton, Jr.